

April 3, 2018

Minpei Zha
Golden Metropolis International Limited
278 Suxi Road
Binhu District, Wuxi
Jiangsu Province, People's Republic of China 214123

> **Re: Golden Metropolis International Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 20, 2018**
> **File No. 333-221955**

Dear Mr. Zha:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your website referenced on page 83 is not operational. Please advise.

2. We have read your response to comment 4 from our letter dated January 4, 2018. Given that you restated your Consolidated Statements of Cash Flows for the years ended December 31, 2016 and 2015 and six months ended June 30, 2017 and 2016, please revise your filing to provide a risk factor to specifically state, if true, that your accounting personnel have limited knowledge of U.S. GAAP and SEC rules and regulations. Your disclosure should clearly discuss the level of U.S. GAAP expertise that the preparers of your financial statements have. Please also identify any steps taken to increase your level of experience with U.S. GAAP and SEC rules and regulations.

Prospectus Cover Page

3.   We note your response to comment 5 of our letter dated January 4, 2018; however, we request the cover page also include a brief statement that you are a controlled company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 52

4.   Please separately present charge-offs in your presentation of changes in your allowance for doubtful accounts or revise your accounting to report these adjustments as negative bad debt expense instead of as recoveries. Refer to ASC 310-10-35-41 for guidance.

5.   We note that the balance of accounts receivable greater than 1 year as of June 31, 2017 and December 31, 2016 was 31% and 39%, respectively. Given your disclosure on page 4 that if you continue to experience an increase in accounts receivable without substantial collection, this could have a material adverse effect on your financial performance, please revise your disclosure to quantify cash collected related to accounts receivable greater than 1 year as of December 31, 2016.

6.   Please disclose whether there are still any receivables that were over 1 year old on 12/31/15 that have not been subsequently fully collected. If so, please tell us the positive factors that you considered in concluding that such receivables should not be written-off given your accounting policy on page 43 that delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Executive Compensation, page 83

7.   Please update to include the information required Item 6(b) of Form 20-F.

Consolidated Financial Statements, page F-1

8.   Please update your financials pursuant to Item 8 of Part 1 of Form 20-F.

Restatement, page F-8

9.   So that we may better understand your restatement please provide the line item detail for the provision and impairment charges and accounts receivable that reconciles back to your adjustment total for the years ended December 31, 2016 and 2015 and six months ended June 30, 2017 and 2016.

Exhibits

10.   Please file all exhibits, including the tax and legality opinions, with your next
        amendment.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Alfred Pavot,
Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial
statements and related matters. Please contact Kate McHale at (202) 551-3464 or me at (202)
551-3754 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram *for*

                                        Pamela A. Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction